Exhibit (d)(2)(H)(i)

May 29, 2026

Mr. Carlos del Valle-Ortiz

Morgan Stanley Investment Management

Eaton Vance Distributors, Inc.

One Post Office Square

Boston, Massachusetts 02109

Dear Mr. del Valle-Ortiz:

As previously communicated to you on May 27, 2026, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the termination of the Portfolio Management Agreement with respect to VY® Morgan Stanley Global Franchise Portfolio (the “Portfolio”), a series of VIT, effective May 1, 2017, among VIT, Voya Investments, LLC (“VIL”) and Morgan Stanley Investment Management, Inc. (“Morgan Stanley”) (the “Portfolio Management Agreement”) and the Sub-Advisory

Agreement, dated May 1, 2017, between and among Morgan Stanley and Morgan Stanley Investment Management Limited (the “Sub-Sub-Advisory Agreement”).

Pursuant to Section 14 of the Portfolio Management Agreement, the Portfolio Management Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice to VIL and Morgan Stanley. Therefore, the Portfolio Management Agreement will terminate in accordance with Section 14 of the Portfolio Management Agreement, effective at the close of business on August 14, 2026. According to Article VI of the Sub-Sub-Advisory Agreement, the Sub- Sub-Advisory Agreement will terminate automatically in the event of the termination of the Portfolio Management Agreement. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic Todd Modic Senior Vice President Voya Investors Trust